TATA

06019142

082-03733

3rd November 2006
BP/AD-M1A/460

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st floor, New Trading Wing
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Further to our letter Ref. No.BP/AD-M1A/438 dated 20th October 2006, we wish to inform you that the Board of Directors of the Company will meet on 27th November 2006 to *inter alia* consider and take on record the audited financial results for the quarter/half year ended 30th September 2006.

Yours faithfully,
For The Tata Power Co. Ltd.

Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
DEC 07 2006
WASH. D.C. 190 SECTION